Filed by Zapp Electric Vehicles Group Limited Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: CIIG Capital Partners II, Inc. Commission File No.: 001-40802 Investor Presentation November 2022

Disclaimer THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM THE UNITED STATES OF AMERICA (EXCEPT TO QUALIFIED INSTITUTIONAL INVESTORS AS DEFINED BELOW), AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. THIS PRESENTATION IS NOT AN OFFER OR AN INVITATION TO BUY, SELL OR SUBSCRIBE FOR SECURITIES. About this Presentation This presentation relates to a proposed business combination (the “Business Combination”) between Zapp Electric Vehicles Limited (“Zapp”), Zapp Electric Vehicles Group Limited (“PubCo”) and CIIG Capital Partners II, Inc. (“CIIG II”). This presentation has been prepared for use by Zapp, PubCo and CIIG II and is intended solely for investors that are qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) and eligible institutional investors outside the U.S. (such as, in the EU, eligible counterparties and professional clients each as defined in Directive 2014/65/EU, as amended) for the purposes of familiarizing such investors with PubCo, Zapp and CIIG II in connection with the proposed Business Combination. Further, this presentation is only addressed to and directed at specific addressees who: (A) if in member states of the European Economic Area (the “EEA”), are persons who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (“Qualified Investors”); and (B) if in the United Kingdom, are Qualified Investors who are: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons referred to in (B) and (C) together being “Relevant Persons”). This presentation must not be acted or relied on (i) in the United Kingdom, by persons who are not Relevant Persons and (ii) in any member state of the EEA by persons who are not Qualified Investors. Any investment or investment activity to which this presentation relates is or will be available only to, and may be engaged in only with, (i) Relevant Persons in the United Kingdom; and (ii) Qualified Investors in any member state of the EEA. For the purposes of this notice, the “presentation” that follows shall mean and include the slides that follow, any oral presentation of the slides by members of management of Zapp or CIIG II or any person on their behalf, any question-and-answer session that follows that oral presentation, hard copies of this document and any materials distributed at, or in connection with, that presentation. By attending the meeting where the presentation is made, or by reading the presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this presentation. This presentation is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose. This presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of PubCo, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction. None of PubCo, Zapp, CIIG II or their respective advisors or representatives or any of their respective affiliates accept any liability whatsoever for any loss howsoever arising from any information presented or contained in this presentation, or the opinion expressed by the presenters. You must make your own assessment of the relevance, accuracy and adequacy of the information contained in this presentation and must make such independent investigation as you may consider necessary or appropriate for such purpose. Further, past performance is not necessarily indicative of future results You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. The merit and suitability of an investment in PubCo, Zapp or CIIG II should be independently evaluated and any person considering such an investment is advised to obtain independent advice as to the legal, tax, accounting, financial, credit and other related advice prior to making an investment. 1

Disclaimer (Cont’d) This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Zapp, PubCo, CIIG II, or any of their respective affiliates. This presentation does not purport to contain all of the information that may be required to evaluate the contemplated Business Combination or any investment in any security of PubCo, Zapp, CIIG II or any of their respective affiliates and should not be relied upon to form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation is intended to present background information on PubCo, Zapp and CIIG II, their business and the industry in which they operate and is not intended to provide complete disclosure upon which an investment decision could be made. This presentation shall remain the property of Zapp. Zapp reserves the right to require the return of this presentation (together with any copies or extracts thereof) at any time. By its acceptance hereof, each recipient agrees that neither it nor its agents, representatives, directors, or employees will copy, reproduce, or distribute to others this presentation, in whole or in part, at any time without the prior written consent of Zapp and that it will keep confidential all information contained herein or otherwise obtained from Zapp. Any unauthorized distribution or reproduction of any part of this presentation may result in a violation of the Securities Act. Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed Business Combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of CIIG II, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (vii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Zapp, PubCo, CIIG II or their respective directors or officers related to the proposed Business Combination, (ix) the ability of PubCo, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (x) volatility in the price of the securities of PubCo, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xii) the risk of downturns in the highly competitive electric vehicle industry, (xiii) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xiv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xv) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvi) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities. 2

Disclaimer (Cont’d) The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/prospectus discussed below, CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by PubCo, CIIG II or a successor thereto from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this presentation represent the views of Zapp, PubCo and CIIG II and Zapp as of the date of this presentation. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Zapp, PubCo and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, PubCo nor CIIG II gives any assurance that Zapp, PubCo or CIIG II will achieve its expectations. The inclusion of any statement in this presentation does not constitute an admission by Zapp, PubCo or CIIG II or any other person that the events or circumstances described in such statement are material. Additional Information and Where to Find It In connection with the Business Combination, PubCo intends to file a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”) including a preliminary proxy statement of CIIG II and a preliminary prospectus of PubCo, and after the Registration Statement is declared effective, CIIG II will mail a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business Combination (and related matters). PubCo and CIIG II may also file other documents with the SEC regarding the Business Combination. CIIG II stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, PubCo, CIIG II and the Business Combination. When available, the definitive proxy statement and other relevant materials for the Business Combination will be mailed to CIIG II stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov, from CIIG II’s website at https://ciigpartners.com/ or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more information about CIIG II’s directors and executive officers in CIIG II’s final prospectus filed with the SEC on September 14, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding section. Financial Information The financial information and data contained in this presentation has not been audited in accordance with the standards of the Public Company Accounting Oversight Board and does not conform to Regulation S-X promulgated under the Securities Act. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement on Form F-4 to be filed relating to the Business Combination and the proxy statement/prospectus contained therein. 3

Disclaimer (Cont’d) Industry and Market Data In this presentation, Zapp, PubCo and CIIG II rely on and refer to certain information, estimates and statistics obtained from third-party sources. You are cautioned not to give undue weight to such estimates. None of Zapp, PubCo and CIIG II have independently veriﬁed the accuracy or completeness of any such third-party information, which involves elements of subjective judgment and analysis that may or may not prove to be accurate. None of Zapp, PubCo and CIIG II or their respective affiliates guarantee the accuracy, completeness, timeliness, or availability of any information. None of Zapp, PubCo and CIIG II or their respective affiliates, or any third parties that provide information to Zapp, PubCo and CIIG II or their respective affiliates, are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. Zapp, PubCo and CIIG II may have supplemented such information where necessary, taking into account publicly available information about other industry participants and Zapp’s management’s best view as to information that is not publicly available. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, Zapp, PubCo and CIIG’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the ™, SM © or ⚫ symbols, but Zapp, PubCo and CIIG will assert, to the fullest extent under applicable law, the rights of the applicable owners to these trademarks, service marks, trade names and copyrights. None of PubCo, Zapp, CIIG II or their respective affiliates give any express or implied warranties with respect to the information included herein, including, but not limited to, any warranties regarding its accuracy or of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. By accepting this presentation, the recipient will be deemed to have acknowledged and agreed to the foregoing. 4

Transaction Overview ▪ Zapp, headquartered in the UK, designs and sells high-performance two-wheel electric vehicles ▪ CIIG Capital Partners II, Inc. ( CIIG2 ) has approximately $294 million of cash in trust as of September 30, 2022 Overview ▪ On November 22, 2022, Zapp and CIIG2 entered into a business combination agreement ▪ Transaction expected to close in the first half of 2023 ▪ Post-closing, Zapp’s ordinary shares will be listed on Nasdaq under the ticker ZAPP Peter Cuneo Michael Minnick Gavin Cuneo ▪ It is intended that 100% of existing Zapp shareholders will roll over their Executive Chairman Co-CEO Co-CEO equity and, assuming no redemptions and full rollover, own 59% of the Capital pro forma equity of the combined company ▪ Highly complementary skillset of both operating and 1 ▪ Net of transaction expenses, Zapp is expected to receive $274 million Structure financial expertise with decades-long industry and 2 to fund growth, assuming no redemptions investing experience ▪ Proven value creation credentials across a variety of sectors and leadership in diverse situations ▪ Public market CEO and CFO experience ▪ Transaction implies a fully-diluted pro forma enterprise value of $573 ▪ Unique long-term orientation: committed to supporting million, assuming no redemptions and full rollover Valuation and guiding target companies with the goal of generating ▪ Represents an attractive entry relative to the electric vehicle peer group attractive investment returns over time 1) Subject to certain adjustments in accordance with the merger agreement. 5 2) Zapp is expected to receive $39 million, net of transaction expenses, assuming an illustrative 80% redemptions.

Unique Investment Opportunity 1 1| Large and Growing (~$130bn ) Global Powered-Two-Wheeler (“P2W”) Market Strong organic and replacement demand for electrification in largely underpenetrated EV two-wheeler market provides attractive opportunity 2| Innovator in High-Value Electric “Urban Motorcycle” Category Created a new P2W category by doing a ground-up design for an original and all-new vehicle architecture to maximize the benefits of EV technology 3| Portable and Powerful Battery Pack Technology Differentiated approach to battery packs addresses concerns with range anxiety and charging network – removable light weight battery packs can be charged via any standard 220V/110V wall socket 4| Highly Innovative Exoskeleton Architecture Innovative exoskeleton architecture lowers weight and creates simplified, efficient and low-cost assembly 5| Low Capital Requirements Aiming to Achieve Near-Term Positive Free Cash Flow Strategic partnerships with a major Asian contract manufacturer (Summit Group) and receivables financing provider (EXIM Bank) 6| Diversified and Experienced Management Management team brings together proven entrepreneurs and professionals with deep domain expertise and thought leadership 1) Source: Fortune Business Insights. TAM figure includes internal combustion engine vehicles and represent 2022 figures. 6

COMPANY HIGHLIGHTS 7

Team Zapp Experienced Entrepreneurs and Professionals with a Strong Track Record Tony Posawatz Swin Chatsuwan Jeremy North Founder & CEO Chairman Co-founder & President Warin Thanathawee David McIntyre Kiattipong Arttachariya Pongsatorn Sukhum Chief Commercial Officer Chief Technology Officer Co-founder & Chief Design Officer Co-Founder & Acting CFO Prasop Thongmee KittiKhongkhatthanyakorn Belinda Vinke Simon Noone Head of Europe Factory Manager Product & Supply Chain Manager Chief Brand Officer 8

Zapp at a Glance: Key Achievements to Date Highly Experienced and Result-Oriented Team i300 won multiple Contract Manufacturing Point-of-Sales rollout mobilized design awards Agreement signed (Approx. 200 reseller applications received worldwide) 2019 2020 2021 2022 i300 proof-of-concept Receivables financing i300 unveiled to Pilot Production Completed unveiled and well-received by obtained business press 1 / SOP Ready automotive press 9 1) Start of Production.

PRODUCT DIFFERENTIATION 10

Unique Positioning Zapp’s First Product Positioned by High-Design, Lifestyle/Quality Proposition, as Solution for Advanced Urban Mobility Riders Delivery/Utilitarian Proposition Lifestyle/Quality Proposition High-priced Leisure Proposition Characteristic Zapp’s first product : ▪ Obsolete performance and dynamics ▪ Non-removable or heavy-removable batteries ▪ Reliance on designated charge points or swapping kiosks Livewire Harley-Davidson Trend ▪ With rising income in emerging markets, consumers demand higher specification lifestyle products Zero Zero Characteristic Vespa ▪ Expensive Elettrica Super Soco ▪ Non-removable batteries ▪ Heavy step-over form-factor less suitable for urban mobility use-case Gogoro Silence▪ Multiple design-award-winning, all-new architecture Trend ▪ Superior performance relative to P2V peers ▪ Sophisticated mature market consumers demand ▪ No designated charging network needed - can be downsizing with no performance compromises Niu charged via 220V/110V wall socket 11 Typical Pricing

Sustainable High-Performance Urban Mobility Step-Over (motorcycle) Performance in Step-Through (scooter) Form Factor Superbike Acceleration 0-30 mph (0-48 km/h) in 2.3 sec, 0-60 mph (0-97 km/h) in 5.0 sec Superbike Specifications High-torque special IPM e-motor, upside down forks, 4-piston caliper ABS brakes, pushrod coil-over mono-swingarm rear suspension Gen-2 Sustainability Low battery cells architecture, no-oven-no-autoclave low-energy manufacture carbon or bio composite bodywork options, low micro-plastic emission tyres, EV regen, canvas seating major parts in plastic Charge Anywhere! Unique charging solution with ultra-lightweight (13lbs / 6kg) portable battery pack that can be charged via any standard 220V / 110V wall socket 12

Select Media Coverage Patent-Pending Innovative Exoskeleton Benefits ▪ Reduces overall components “That re-imagination starts with a lightweight composite body and alloy ▪ Simplifies manufacturing assembly exoskeleton that contributes to the i300's total weight of just 200 pounds ▪ Lowers weight and center-of-gravity ▪ Integrates brand’s design DNA “It’s got an exoskeleton which houses all its battery and motor tech, and shows off the company’s design language rather neatly Company ▪ Higher margins due to fewer parts “To envision the i300, think of a Vespa with a battery, electric motor and more aggressive ▪ Readily scalable styling Consumer 1 ▪ Better handling ▪ Allows flexible storage Innovative True Load-Bearing Exoskeleton Basis of Zapp’s Design DNA 1) Low center-of-gravity allows higher maneuverability and better handling. 13

Eliminate Range Anxiety, Charge Anywhere

Unique Independent, Ultra-Lightweight Portable Dual Battery Packs that Operate Independently









Key Customer Benefits

Charge Anywhere

- Uses any standard 220V/110V wall socket
- No swapping at kiosks
- No designated charging network needed
- No at-home wall charging equipment necessary

Performance[1]

- Quick charge time: ~40 minutes from 20% to 80%
- Very long-life cycle: 2,000 cycles

Portable

- 13lbs (6kg)
- Two provided with vehicle
- Fits into backpack or briefcase
- Easy to carry

Mounted Underfoot

- Clears space under seat for storage
- Lowers center-of-gravity for better handling

1) *Testing done at the battery cell level, using 0.5c change and 1c discharge. Charging from 20% - 80% charge.*

14

Zapp’s Unique Positioning in Battery Pack Solutions High Performance Independent Battery Pack Solution Designed for Urban Use Portable Battery EVP2W Brands Swapping-Dependent EVP2W Brands 88 ~ 88 lbs (40 kg) Gogoro 3 SBMC Network ~ 24 lbs (11 kg) 24 ~ 21 lbs (9 kg) ~ ~ 18 lbs (8 kg) ~ 21 18 ~ 13 lbs (6 kg) ~ 13 ~ 7 6 to 8 ~ ~ 6 5 ~ ~ 4 1 ~ * Logos represent selected brands in respective consortiums. 14 ~ Non-Removable Battery EVP2W Brands 9 ~ 3 3 ~ ~ 2 ~ i300 Muvi FLEX NQI GTS S02 1) Zapp’s charging time when using Zapp’s fast charger. Muvi’s charging time is based on 54.6v 10A dual charger. Other brands do not specify types Del Mar CE 04 Elettrica of chargers used. 15 2) Zapp’s and Silence’s power represent peak output. Other brands do not specify definition of power. 3) Swappable Battery Motorcycle Consortium. Power Charging Battery 2 1 (kW) Time (Hr) Weight

Fit for Purpose, Great Value for Performance 0-30 mph Vehicle Power Removable Removable 1 Brand Model (0-48 km/h) Price EU Presence Weight (Peak) Battery Battery Weight Acceleration 13 lbs 264 lbs 2.3sec 14kW $7,107 ✔✔ (6 kg) (120 kg) 431 lbs 3.1 sec 60kW $16,999 - - ✔ (195 kg) Del Mar 510lbs 2.6 sec 31kW $14,180 ✔ - - (231 kg) CE 04 287lbs n/a 4kW $7,949 ✔ - - (130 kg) Elettrica 319lbs 88 lbs 3.9 sec 9kW $4,737 ✔✔ (40 kg) (145 kg) S02 209lbs 24 lbs n/a 3.0kW $3,999 ✔ ✔ (95 kg) (11 kg) NQiGT/S 271lbs 20 lbs 3.7sec 7.6kW $3,377 - ✔ (123 kg) (9 kg) Supersports 1) Based on MSRP listed in respective manufacture's website. If MSRP information is not available, the data comes from E-Scooter.Co. i300 price is based on €6,900 and converted to USD by applying exchange rate of EUR/USD = 1.03 16 as of November 14, 2022.

MANUFACTURING / SUPPLY CHAIN 17

Manufacturing Outsourced to Global Tier-1 Firm Summit Group is a Large, Established Automotive Manufacturers in SE Asia ▪ Over 50 years of manufacturing know-how in automotive space ▪ Ability to produce its own tooling and R&D combined with periodic production enhancements ▪ All factories have passed IATF 16949:2016 (the latest standard in the industry) ▪ 8 locations with over 6,500 employees in Thailand plus additional facilities in Japan, China, Indonesia, Vietnam and India Other Key Customers Summit’s Value-Add 1| Capacity for Zapp 1 300,000 units per year with potential for more 2| Tooling Limited capex requirement from Zapp 3| Resources Experienced / well-trained manufacturing labor 4| Logistics Expertise in product export to different global regions 5| Warranty Consumer product warranty contracted 1) Estimated capacity by 2026. 18

Zapp’s Design For Manufacturing (DFM) Designed-In Maximization of EV Drivetrain and Exoskeleton Innovation to Change Manufacturing Paradigm Assembly Components Assembly Time Only 82 Only 165 <30 1 Steps Components Minutes De-Risk Manufacturing and Optimize Manufacturing Procurement Complexity Process Competitive 2,000 Up to 150 200+ 2 3 ICE 2W Components Steps Minutes 1) Expected cycle time of assembly process by Summit when production scale is ramped up. 2) Internal Combustion Engine. 19 3) Refers to BMW assembly process of its motorcycle manufacturing.

Flex Manufacturing Through Simplified Assembly 4-Station, Non-Belt Production Line Capability to Achieve High Efficiency and Yield Station 1 Station 2 Station 3 Station 4 Chassis Mechanical Electrical Bodywork Capacity 2 1 Summit’s pre-existing capacity of 215,000+ ft can be allocated to Zapp and could yield 300K units/year Flexibility to Increase or Decrease Volumes with no Minimum Commitments 1) Estimated capacity by 2026. 20

Balance Sheet-Light Model Enabled by Contract Manufacturing and Receivables Financing Basis Summit Capacity Expansion 2023 2024 2025 2026 Roll-Out for Zapp 2 Factory Floor Space (ft ) 5,380 53,800 107,600 215,200 Assembly line 1 6 10 10 Manpower 14 42 65 80 Type of Process Fully Manual Process Partially Automated Process Capacity per year 10,000 100,000 200,000 300,000 Partnership with Summit Allows Capital Efficient Manufacturing. We are SOP Ready 21 Note: Annual capacity figures do not represent the company's projections.

Blue Chip Suppliers Strategic Partners Provide Ease of Scalability Components from Blue Chip Suppliers Premium-Quality Proprietary and Custom Components Through Summit Exo- Battery Composite Bodywork skeleton Packs Assembly Logistics Sea General Assembly Inland Alloy Freight Swing-Arm Wheels 22

Gen-2 Sustainability Strong Emphasis on Full-Cycle Sustainability Designed for fewer components and simplified assembly process Bodywork from composites with green-to- Design make materials ▪ NONA-carbon fiber composite ▪ Bio-Flax composite ▪ Ocean-recycled plastic Battery Batteries can be refurbished Sourcing for second use at end of life Second Use Low number of End of life Manufacturing Substantially all components components and recyclable at end-of-life assembly steps 23

GO-TO-MARKET STRATEGY

EVP2W Companies within Pure-Play EV Landscape

Largely Untapped ~$130BN Electrification Opportunity

Two-Wheel Market

TAM (2022): ~$130BN[1]


High Utility[3]
ZAPP
niu
gogoro
Regional
Global
Moderate-Performance[2]
High-Performance[2]
LiveWire
Moderate Utility[3]

Highly Fragmented EV Markets

Passenger Vehicles

Faraday Future
理想
LORDSTOWN
LUCID
MULLEN
NIO
polestar
RIVIAN
TESLA
XPENG

Commercial Vehicles

ARRIVAL
ATLIS MOTOR VEHICLES
BYD
CANOO
HYLIION
HYZON
LIGHTNING eMOTORS
LION ELECTRIC
NIKOLA MOTOR COMPANY
PROTERRA
REE
WORKHORSE
XOS

Note: Logos are select publicly traded pure-play EV players in respective categories.
1) Source: Fortune Business Insights. TAM figure includes internal combustion engine vehicles and represent 2022 figures.
2) Based on 0-30 mph acceleration. Below 3 seconds is considered as high-performance vehicles.
3) Based on vehicle form factor (step-through / step-over), battery portability, ease of charging, maneuverability and customization.

25

Taking Advantage of the Momentum P2W Market is Currently ~$130bn and Growing, with Faster Transition to EVs 1 Market Size ($bn) $224 8% CAGR $130 2 ICE Market 13% CAGR $64 EV Market $27 2022 2029 Penetration 21% 29% 1) Source: Fortune Business Insights. 2) Internal Combustion Engine. 26

Favorable Regulation Tailwinds for EV Adoption Oslo 2030 ▪ More and more cities, especially in Europe, are implementing fossil fuel prohibition and penalizations for P2W Copenhagen 2030 Bristol ▪ Support from most governments around the world, 2021 Amsterdam especially Europe 2025 Oxford The Hague 2035 London Antwerp 2030 2030 ▪ Financial incentives 2025 Brussels 2035 Heidelberg ▪ Non-financial incentives Paris 2030 2025 ▪ Stricter regional emission regulations (Internal Combustion Engine bans in the longer term) Lausanne 2030 Milan 2030 Rome Barcelona 2024 2030 Madrid Athens 2025 2025 27

Omni Sales Channels to Maximize Volume Growth Retail Point of Sales (Agency Model) Full-stack E-Commerce System Authorized Resellers Online Resellers / Influencers ▪ Serve as a physical retail point-of-sales (POS) ▪ Allows the company to broaden reach to its e-▪ All sales channels are driven to Zapp’s full stack for some customers who want human contact commerce platform e-commerce platform ▪ Approx. 200 applications submitted by ▪ The configurator allows upselling to prospective Authorized Resellers globally customers per their personalization preferences Our First Paris Showroom Zapp Portable Battery 28

Initial Target Markets 1 P2W Market Sizes in Target Markets in 2021 (#of Vehicles Sold Annually in Units) France Germany Italy Spain USA Turkey Greece S. Korea Portugal UK 206,955 199,132 269,600 166,513 107,270 152,623 550,000 255,961 36,925 38,550 1) Motorcycle and scooter production volume in 2021. Source: ACEM Statistical Release and other public sources. 29

Drop-Ship-Direct-To-Customer Dealership Model Eliminated ▪ Eliminates the dealership model and allows Zapp to control a high-quality user experience, including fixed pricing ▪ Complements the personalization strategy, avoids inventory build-up, both at the POS and at Zapp, as part of our asset-light model Customer Orders Production / Assembly Logistics Delivery Zapp Vehicle ▪ All orders, direct and via channels, ▪ Purchase orders are passed ▪ Vehicles are shipped via sea-▪ A ‘Zapper’ is an independent are executed online via a single through to EXIM Bank and Summit container to our hubs, where delivery and service agent who e-commerce platform ‘Zappers’ complete the pre- performs delivery using our ▪ Orders are then expected to take ▪ Consumer financing expected to delivery inspection, and customer purpose-designed ‘Zapper vans’ approx. 3 weeks to fulfill be available documentation 30

After-Sales Care Through Our Zappers “We Come to You” Branded Zapper Vans Expected to Operate After-Sales Care as well as Initial Deliveries to Customers Who are Zappers? ▪ Zapp franchised and trained technicians ▪ Zapper vans expected to be owned and operated by individual franchisees ▪ Fully-equipped van designed by Zapp including full tool set and spare parts inventory 31

Longer-Term Product Roadmap Future Product Platforms Aim to Fill All Key Targeted Segments with Differentiated Attributes Mid-Term Long-Term Current Smaller, more affordable in emerging markets 2 2 i300 i125 i100 Key Selling Gen-2 green, high design, Smaller version of i300 Gen-2 green, high design, affordability Features very high performance but with all key attributes Vehicle Weight 264 lbs (120 kgs) 176 lbs (80 kgs) 132 lbs (60 kgs) Power/Torque 14kW/84Nm max 7kW/50Nm max 4kW/30Nm 1 Price Points €6,900-8,400 €6,000 €4,500 1) Before local grants and benefits. For i300, base model starts from €6,900. 2) Currently under development and final specifications may change. 32

TRANSACTION OVERVIEW 33

Transaction Overview Key Transaction Terms Redemption Scenarios 2 Illustrative Pro Forma Valuation 0% 80% ▪ Transaction expected to result in approximately $274 million of cash Share Price $10.00 $10.00 (assuming 0% redemptions) or $39 million (assuming 80% Pro Forma Shares Outstanding (mm) 85.2 62.2 Pro Forma Equity Value $852 $622 redemptions) added to Zapp’s balance sheet to fund its business plan 3 (+) Existing Net Debt (5) (5) 4 (-) New Cash to Balance Sheet (274) (39) ▪ Earn-out of 8.5 million shares outstanding at close to be issued to Pro Forma Enterprise Value $573 $578 existing Zapp shareholders vested equally assuming pro forma share Illustrative Sources and Uses prices of $12, $14 and $16 per share equaling or exceeding for any 20 Sources trading days during a 30 day consecutive trading period CIIG Cash in Trust $294 $59 Zapp Equity Rollover 500 500 ▪ No minimum cash condition Total Sources $794 $559 Uses Zapp Equity Rollover $500 $500 Cash to Balance Sheet 274 39 1 5 Illustrative Post-Transaction Ownership Fees & Expenses 20 20 Total Uses $794 $559 2 0% Redemptions 80% Redemptions 8% 10% Note: Capital structure is subject to certain adjustments in accordance with the merger agreement. 9% Zapp Shareholders 1) Excluding earn-out of the existing Zapp shareholders and deferred founder shares. Does not reflect the impact from potential dilution from CIIG warrants or the issuance of any equity awards CIIG Public Shareholders that may be issued at or after the closing of the transaction. 34% 2) Redemption scenarios are illustrative. 59% 3) Projected balance as of February 2023. CIIG Founder Shares 4) New Cash to Balance Sheet is calculated based on CIIG’s cash in trust value of $294 million as of 80% September 30, 2022. 5) Fees and expenses are preliminary and subject to confirmation. 34

Thank you Design-Led Electric Personal Urban Mobility Solutions 35

APPENDIX 36

Risk Factors The risks presented below are certain of the general risks related to PubCo’s business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by PubCo, its affiliates or by third parties with the SEC. These risks speak only as of the date of the presentation, and neither PubCo nor CIIG II Capital Partners II, Inc. (“CIIG II”) have any obligation to update the disclosures contained herein. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. Additional risks related to PubCo in connection with and following the consummation of the business combination with CIIG II (the “Business Combination”) are described above under “Forward Looking Statements” and elsewhere under “Disclaimer”. In making any investment decision, you should rely solely upon independent investigations made by you. You acknowledge that you are not relying upon, and have not relied upon, any of the following summary of risks, any investor presentation prepared in connection with such investment or any other statement, representation or warranty made by any person, firm or corporation. You acknowledge that you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in PubCo, and you have sought such accounting, legal and tax advice as you have considered necessary to make an informed investment decision. Unless the context otherwise requires, in this document, “PubCo” refers to Zapp Electric Vehicles Group Limited and its subsidiaries, “Zapp” refers to Zapp Electric Vehicles Limited and its subsidiaries and “we,” “us” or “our “refer to the business of Zapp prior to the consummation of the Business Combination, which will be the business of PubCo following the consummation of the Business Combination. Risks Related to Zapp’s Business and Industry ▪ We are an early-stage company with a history of losses and expect to incur significant expenses and losses for at least the near and medium term. We may not achieve or maintain profitability in the future. ▪ We are a new entrant into a new space. As we scale and expand our business, we may not be able to adequately control the costs of our operations, including managing the effects of inflation. ▪ The global automotive market is highly competitive. Specifically, the electric vehicle sector is rapidly growing and our products and services are and will be subject to strong competition from a growing list of established and new competitors. ▪ Our future growth and success are highly dependent upon consumers’ adoption of, and their demand for EVP2W vehicles and our battery solutions in a sector that is generally competitive, cyclical and volatile. ▪ Our business and prospects depend significantly on our ability to build the Zapp brand and consumers’ recognition, acceptance, and adoption of the Zapp brand. We may not succeed in continuing to maintain and strengthen the Zapp brand. ▪ We may experience delays in the design, manufacture, production, and launch of our vehicles, which could harm our business, prospects, financial condition and operating results. ▪ We may be unable to develop and manufacture vehicles of sufficient quality, and on schedule and scale, that would appeal to a large customer base. ▪ If we fail to achieve unit sales expectations, our business, prospects, financial condition and operating results could be adversely impacted. ▪ Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment. ▪ As we continue to grow, we may not be able to effectively manage our growth, including with respect to our design, research, development and maintenance capabilities, which could negatively impact our brand and financial performance. ▪ The relationship of the UK and the EU could impact our ability to operate efficiently in certain jurisdictions or in certain markets. ▪ Our credit line with the Export-Import Bank of Thailand (“EXIM Bank”), which we use to finance customer orders is cancellable by EXIM Bank at any time, and we may be unable to secure financing at similar rates. ▪ We depend on suppliers, including critical and single sourced suppliers, to deliver components according to schedules, prices, quality, and volumes that are acceptable to us. We may be unable to effectively manage these suppliers. Uncertainties in the global economy may negatively impact suppliers and other business partners, which may interrupt the supply chain and require other changes to operations. These and other factors may adversely impact revenues and operating income. 37

Risks Related to Zapp’s Business and Industry (Cont’d) ▪ Increases in costs, as a result of inflation or otherwise, disruption of supply or shortage of materials, in particular for lithium-ion battery cells and electronics subcomponents could harm our business. ▪ Leveraging contract manufacturers, including Summit Group, to contract manufacture our vehicles is subject to risks, including costs, manufacturing footprint, and manufacturing capabilities. If we are unable to maintain a relationship with Summit Group to manufacture our vehicles, our manufacturing costs may be adversely affected. ▪ We do not yet have a dealer product distribution network and do not have experience distributing directly to consumers. If we are unable to establish or maintain relationships with resellers or other retail partners or our authorized resellers or other retail partners are unable or ineffective in establishing or maintaining relationships with customers for our vehicles, our business may be adversely affected. ▪ Our ability to attract, train and retain executives and other qualified employees, including key members of management, is critical to our business, results of operations and future growth. ▪ We expect to incur research and development costs and devote significant resources to developing new products, which could significantly reduce our profitability and may never result in revenue to us. ▪ We may face challenges in expanding our business and operations internationally and our ability to conduct business in markets may be adversely affected by legal, regulatory, political, and economic risks. ▪ If our vehicle owners modify our vehicles regardless of whether third-party aftermarket products are used, the vehicle may not operate properly, which may create negative publicity and could harm our business. ▪ If we are unable to establish and maintain confidence in our long-term business prospects among customers and analysts and within our industry or are subject to negative publicity, then our business, prospects, financial condition and operating results may suffer materially. ▪ Changes in industry standards may lead to uncertainty, additional competition and further unexpected costs. ▪ Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand, and other factors. ▪ We collect and process certain information about our customers and their vehicles and are subject to various privacy and consumer protection laws. ▪ If we fail to offer high-quality customer service covering the delivery and after-sales care of our vehicles, or fail to maintain a superior customer support experience, our business and reputation will suffer. ▪ Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in current and future enabling and competitive technologies, including alternatives to electricity as a fuel source, may adversely affect the demand for our vehicles. ▪ Our business may suffer if our products or features contain defects or fail to perform as expected. We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business, and results of operations. ▪ We are subject to cybersecurity risks to our various systems and software and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business. ▪ Vehicle retail sales depend heavily on affordable interest rates, credit risk, and availability of credit for vehicle financing and a substantial increase in interest rates or decrease in availability of credit could materially and adversely affect our business, prospects, financial condition and operating results. ▪ Our vehicles make use of lithium-ion battery cells; lithium-ion battery cells have been observed to catch fire or vent smoke and flame, which could, among other things, cause harm to others, result in property damage and reputational damage, and subject us to lawsuits that could have a negative effect on our financial condition and the battery’s range and life will 38 deteriorate with usage and time.

Risks Related to Zapp’s Business and Industry (Cont’d) ▪ We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims. ▪ Our insurance coverage strategy may not be adequate to protect us from all business risks. ▪ We may be involved in legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition. ▪ We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation. ▪ We and our supply chain partners are subject to numerous regulations. Unfavorable changes to, or failure by us, or our supply chain partners to comply with these regulations could substantially harm our business, prospects, financial condition and operating results. ▪ We are or may be subject to risks associated with strategic alliances or acquisitions, which could require significant management attention, disrupt the business, dilute stockholder value and adversely affect our operating results. ▪ Changes in international trade policy, including the continuation or imposition of tariffs and the resulting consequences, could adversely affect our business, prospects, financial condition, and operating results. ▪ Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition, and results of operations. ▪ If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud. ▪ Material weaknesses in our internal control over financial reporting may be identified, and if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud. ▪ Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business. ▪ Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition. ▪ Changes in tax laws or regulations that are applied adversely to us or our customers may materially adversely affect our business, prospects, financial condition and operating results. ▪ We may seek to obtain future financing through the issuance of debt or equity, and such financing may not be available on commercially reasonable terms or at all, which may have an adverse effect on our shareholders or may otherwise adversely affect our business. ▪ Our subsidiary in Thailand is subject to restrictions on foreign ownership in Thailand. ▪ We may grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses. ▪ We may be unable to complete ESG initiatives, in whole or in part, which could lead to less opportunity for us to have ESG investors and partners and could negatively impact ESG- focused investors when evaluating our business. ▪ Certain data and information in this presentation were obtained from third-party sources and were not independently verified by us. Accordingly, you should not place undue reliance on such information. 39

Risks Related to Zapp’s Business and Industry (Cont’d) ▪ Our business prospects, financial condition and operating results may be adversely affected by pandemics (including COVID-19) and epidemics, natural disasters, actual or threatened war (including the conflict in Ukraine), terrorist activities, political unrest, and other outbreaks. ▪ We may need to defend ourselves against intellectual property right infringement claims, which may be time-consuming and would cause us to incur substantial costs. We may incur significant costs and expenses in connection with protecting and enforcing its intellectual property rights, including through litigation. ▪ If we are unable to maintain, protect or enforce our rights in our proprietary technology, brands or other intellectual property, our competitive advantage, business, financial condition and results of operations could be harmed. ▪ Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products and services, and subject us to possible litigation, claims or proceedings. ▪ We will depend initially on revenue generated from one model of the electric vehicle, and in the foreseeable future, we will continue to be significantly dependent on a limited number of models. ▪ The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles or the imposition of new or additional regulations, including local, municipal or country-specific regulations, on electric vehicles or components contained in our vehicles could have a material adverse effect on our business, prospects, financial condition and operating results. ▪ Our inability to obtain and/or retain necessary licenses and permits to operate our business may negatively impact our financial results. ▪ Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions. ▪ Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars. Risks Related to CIIG II and the Business Combination ▪ CIIG II’s directors and officers have potential conflicts of interest in recommending that CIIG II’s stockholders vote in favor of the adoption of the business combination agreement relating to the proposed Business Combination and approval of the other proposals to be described in the proxy statement/prospectus to be filed relating to the proposed Business Combination. ▪ CIIG II’s sponsor, directors and officers have agreed to vote in favor of the proposed Business Combination, regardless of how CIIG II’s public stockholders vote. ▪ CIIG II’s sponsor beneficially owns a significant equity interest in CIIG II and may take actions that conflict with your interest. ▪ The combined company will incur significant transaction costs in connection with the proposed Business Combination. ▪ The consummation of the proposed Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the business combination agreement to be entered into for the proposed Business Combination may be terminated in accordance with its terms and the proposed Business Combination may not be completed. ▪ The ability to successfully effect the proposed Business Combination and the combined company’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Zapp. The loss of such key personnel could negatively impact the operations and financial results of the combined company. ▪ Following the consummation of the proposed Business Combination, the combined company will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations. ▪ There is no guarantee that a CIIG II stockholder’s decision to redeem its shares for a pro rata portion of the trust account will put the stockholder in a better future economic position. 40

Risks Related to CIIG II and the Business Combination (Cont’d) ▪ If the proposed Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of CIIG II’s securities or, following the consummation of the proposed Business Combination, the combined company’s securities, may decline. ▪ Legal proceedings may be instituted against the proposed Business Combination, which could delay or prevent or otherwise adversely impact the proposed Business Combination. ▪ The proposed Business Combination or the combined company may be materially adversely affected by the recent COVID-19 outbreak. ▪ Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to consummate the proposed Business Combination, and results of operations. ▪ CIIG II may be forced to close the proposed Business Combination even if it determines that it is no longer in CIIG II stockholders’ best interest. ▪ CIIG II’s board of directors did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the proposed Business Combination. ▪ CIIG II is dependent upon its directors and officers and their loss could adversely affect CIIG II’s ability to complete the proposed Business Combination. ▪ CIIG II’s sponsor, directors, officers and their affiliates may elect to purchase shares from CIIG II’s public stockholders, which may influence a vote on the proposed Business Combination and reduce CIIG II’s public “float.” ▪ Delays in completing the proposed Business Combination may substantially reduce the expected benefits of the proposed Business Combination. ▪ If CIIG II is unable to complete this proposed Business Combination, or another business combination, within its prescribed time frame, CIIG II would cease all operations except for the purpose of winding up and redeem all of CIIG II’s public shares and liquidate. ▪ If, before distributing the proceeds in the trust account to its public stockholders, CIIG II files a bankruptcy petition or an involuntary bankruptcy petition is filed against CIIG II that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of CIIG II’s stockholders and the per-share amount that would otherwise be received by CIIG II’s stockholders in connection with its liquidation may be reduced. ▪ If third parties bring claims against CIIG II, the proceeds held in the trust account could be reduced and the per-share redemption amount received by stockholders may be less than $10 per share. ▪ If, after CIIG II distributes the proceeds in the trust account to its public stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against CIIG II that is not dismissed, a bankruptcy court may seek to recover such proceeds, and CIIG II and its board may be exposed to claims of punitive damages. ▪ CIIG II’s assessment of the capabilities of Zapp’s management to continue Zapp’s growth transition may prove to be incorrect, which could negatively impact the value of the continuing investment of CIIG II stockholders. ▪ CIIG II’s due diligence investigation of Zapp and factors affecting its business may not surface all material issues, including issues or circumstances that could have a significant negative effect on Zapp’s financial condition and results of operations, which could cause CIIG II stockholders to lose some or all of their continuing investment. ▪ Even if CIIG II consummates the proposed Business Combination, there is no guarantee that the public warrants will be in the money at the time they become exercisable, and they may expire worthless. ▪ The grant and future exercise of registration rights may adversely affect the market price of the combined company’s securities upon consummation of the proposed Business Combination. ▪ Nasdaq may not continue to list Zapp’s securities following the proposed Business Combination, which could limit investors’ ability to make transaction in Zapp’s securities and subject Zapp to additional trading restrictions. ▪ Substantial future sales of CIIG II’s Class A common stock could cause the market price of CIIG II’s Class A common stock to decline. 41

Risks Related to Investment in a Cayman Islands Company and PubCo’s Status as a FPI ▪ PubCo will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such PubCo is exempt from certain provisions applicable to United States domestic public companies. ▪ As a company incorporated in the Cayman Islands, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with the Nasdaq corporate governance listing standards. ▪ You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the law of the Cayman Islands, PubCo conducts substantially all of its operations and a majority of its directors and executive officers reside outside of the United States. ▪ It is not expected that PubCo will pay dividends in the foreseeable future after the Business Combination. 42

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed business combination (the “Business Combination”) between Zapp Electric Vehicles Limited (“Zapp”), Zapp Electric Vehicles Group Limited (“PubCo”) and CIIG Capital Partners II, Inc. (“CIIG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of CIIG II, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (vii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Zapp, PubCo, CIIG II or their respective directors or officers related to the proposed Business Combination, (ix) the ability of PubCo, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (x) volatility in the price of the securities of PubCo, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xii) the risk of downturns in the highly competitive electric vehicle industry, (xiii) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xiv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xv) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvi) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/prospectus discussed below, CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by PubCo, CIIG II or a successor thereto from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this document represent the views of Zapp, PubCo and CIIG II as of the date of this document. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Zapp, PubCo and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, PubCo nor CIIG II gives any assurance that Zapp, PubCo or CIIG II will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp, PubCo or CIIG II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to the proposed Business Combination between CIIG II, Pubco and Zapp. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

In connection with the Business Combination, PubCo intends to file a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”) including a preliminary proxy statement of CIIG II and a preliminary prospectus of PubCo, and after the Registration Statement is declared effective, CIIG II will mail a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business Combination (and related matters). PubCo and CIIG II may also file other documents with the SEC regarding the Business Combination. CIIG II stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, PubCo, CIIG II and the Business Combination.

When available, the definitive proxy statement and other relevant materials for the Business Combination will be mailed to CIIG II stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov, from CIIG II’s website at https://ciigpartners.com/ or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more information about CIIG II’s directors and executive officers in CIIG II’s final prospectus filed with the SEC on September 14, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding section.

No Offer or Solicitation

This document is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of PubCo, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this document have not been reviewed by any regulatory authority in any jurisdiction.